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                                                           --------------------
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   |------------------|
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           |------------------|
For Period Ended: December 31, 2001                        |------------------|
                  -----------------------------------      | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     0-17669      |
                [ ] Transition Report on Form 11-K         |------------------|
                [ ] Transition Report on Form 10-Q         |------------------|
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                For the Transition Period Ended: _____________________________

|------------------------------------------------------------------------------|
| Read Instruction (on back page) Before Preparing Form. Please Print or Type. | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
|------------------------------------------------------------------------------|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

    National Housing Trust Limited Partnership
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

    2335 North Bank Drive
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City, State and Zip Code
                          Columbus, Ohio 43220

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attached Exhibit A


                                  Potential persons who are not to respond to
(Attach Extra Sheets if Needed)   the collection of information contained in
                                  this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (2-99)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Susan E. Basting                    614            451-9929,  ext. 105
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             See Exhibit A attached
================================================================================

                  National Housing Trust Limited Partnership
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 1, 2002                   By /s/ James A. Bowman
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


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                   National Housing Trust Limited Partnership
                            SEC File Number: 0-17669

                                   Form 12b-25

                                    Exhibit A

Part III
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The Registrant is waiting on an Operating Partnership to finalize their audited financial statements. The Registrant's combined financial statements include 29 Operating Partnerships financial statements and can not be completed until all Operating Partnerships' audited financial statements are complete and finalized. One of these Operating Partnerships is in the process of evaluating the need for a FAS 121 impairment and has not finalized their financial statements, therefore, the Registrant can not complete its financial statements and can not file the 10K.

Part IV
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This is a tax shelter partnership with operations substantially unchanged from previous years. However the loss this year potentially could be higher if one of the Operating Partnerships combined in the financial statements determines as a result of their evaluation that a FAS 121 impairment loss in necessary. Currently, this Operating Partnership has not finalized its financial statements or the evaluation related to the potential need for a FAS 121 write down and impairment loss, therefore, the Registrant does not have an estimate of the anticipated loss.